SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of January 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2(degree) andar
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X      Form 40-F
                                     ---               ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                            Yes              No X
                               ---             ---

                                                                      [TIM LOGO]

                           TELE NORDESTE CELULAR S.A.
                              Publicly-held Company
                         C.N.P.J. No. 02.558.156/0001-18


                              NOTICE TO THE MARKET


We inform the market that the board of directors of Tele Nordeste Celular Participacoes S.A. ("Company"), during a meeting held on December 17, 2003, approved the sale to TIM International N.V. of the minority interest held by Blah! Sociedade Anonima de Servicos e Comercio ("Blah!").

The interest to be disposed of by the Company corresponds to twenty percent (20%) of the voting and total capital of Blah!. The price to be paid for the above-mentioned stake is R$ 19,500,000.00 (nineteen million and five hundred thousand reais), according to proposal submitted by the buyer, which was based on studies and appraisals prepared by specialized companies.

The parties intend to complete the transaction by December 31, 2003, with the respective transfer of Blah! shares to the buyers and payment of the purchase price to the Company.

TIM International N.V. is a corporation organized according to the laws of the Netherlands and is part of the same group as the Company. Blah! is a Brazilian privately-held corporation that operates in the wireless value added service industry (W-VAS - wireless value added services).

                               December 17, 2003.


                              Walmir Urbano Kesseli
                   Executive Director for Investors Relations

                     TELE NORDESTE CELULAR PARTICIPACOES S/A

                           CNPJ No. 02.558.156/0001-18
                               NIRE 26.3.0001109-3


                    Minutes of the Board of Directors Meeting


On December 17, 2003, at 04:00 p.m., members of the Board of Directors of TELE NORDESTE CELULAR PARTICIPACOES S/A met for a Special Meeting of the Board of Directors of TELE NORDESTE CELULAR PARTICIPACOES S/A, in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Republica do Chile, 500, 25th floor, Centro. Present were Board Members Mario Cesar Pereira de Araujo, Franco Bertone and Marco Patuano. Resolutions: 1. Revision of the Number of Share Lots
- Sergio Bartoletti: This Board of Directors authorizes the revision of the number of share lots whose purchase was attributed to Mr. Sergio Bartoletti, former Director and President of the Company, within the Stock Option Plan approved by the Board of Directors in a meeting held on April 5, 2001, and by the General Shareholders' Meeting held on May 4 of that same year. Consequently, the new lot numbers attributed to Mr. Sergio Bartoletti are those indicated in the table attached to these minutes. 2. Capital Increase - Stock Option: Since the totality of the beneficiaries of the Company's Stock Option Plan ("Plan") formally expressed their decision to exercise, in an accelerated and irrevocable manner, the equivalent to 2/3 of their options to purchase shares; considering that, as a result the Company's needs to increase its social capital, in order to carry out the above-mentioned purchase options; this Board of Directors approves, under the provisions of the Plan's Regulations - item 7.1, the Company's capital increase, in the amount of R$ 4,624,819.31 (four million, six hundred and twenty-four thousand, eight hundred and nineteen reais and thirty-one cents), according to the amount of shares exercised, corresponding to one million, four hundred and forty thousand, seven hundred and fifty-four (1,440,754) lots of one thousand shares each, at the issuing price of R$ 3.21 (three reais and twenty-one cents) per lot of thousand shares, according to table attached to these minutes. Shares will be paid in up to ninety (90) days, from this date. With the capital increase now approved, the Company's social capital will be R$ 318,247,996.35 (three hundred and eighteen million, two hundred and forty-seven thousand, nine hundred and ninety-six reais and thirty-five cents). As a result, the Board of Directors' members determined that a General Shareholders' Meeting should be called at a reasonable occasion to adapt the Bylaws - Article 5, providing for the Company's social capital. 3. Index of the Stock Option Plan: The Board of Directors approves the EBIT (Earning Before Interest and Taxes), in the amount of R$ 223,530,000.00, (two hundred and twenty-three million, five hundred and thirty thousand reais), resulting in twenty point six eight percent (20.68%) of gross operating expenses, as a goal to be attained to permit the accelerated exercising of 1/3 of the share purchase option, with the Company's Stock Option Plan. 4. Blah!:
After discussing the proposal contained in the documents analyzed related to the above-mentioned transaction (purchase and price proposal, agreement, studies, asset and economic evaluations related to Blah! prepared by the specialized companies Acal Consultoria e Auditoria S/C and PricewaterhouseCoopers Transaction Support S/C Ltda.), as well as after discussing the conditions and opportunity to close the transaction, the Board of Directors' members approved the disposal for the amount of R$ 19,500,000.00 (nineteen million and five hundred thousand reais), of the total amount of shares issued by Blah! and held by the Company, representing twenty percent (20%) of the voting and total capital of the above-mentioned company, all according to the documents submitted and according to provisions of the Company's Bylaws, Article 23, VII. Therefore, the acts and signatures of documents required to satisfy the present decision were authorized, in order to have the transaction completed by December 31, 2003, with the respective transfer of Blah! shares to buyer and payment of the price to Company. At the time, the Board of Directors' members were informed of the present stage of negotiations related to conditions applicable to the commercial relations between the company(ies) controlled by Company and by Blah! (revenue sharing) and, in light of the clarifications rendered, were favorable to them, according to recent correspondence sent by the latter, which is filed in the Company. Having nothing further to be discussed, the meeting was adjourned and these minutes were drawn up, which after having been read and approved were signed by all Board of Directors' members present at the meeting.


                       Rio de Janeiro, December 17, 2003.

Mario Cesar Pereira de Araujo                                    Franco Bertone

Marco Patuano

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:  January 6, 2004

                                        By: /s/ WALMIR URBANO KESSELI
                                            -------------------------
                                        Name:  Walmir  Urbano Kesseli
                                        Title: Chief Financial Officer